Palash Pandya Akerman Senterfitt LLP 335 Madison Avenue Suite 2600 New York, NY 10017 Tel: 212.880.3800 Fax: 212.880.8965

June 22, 2012

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie F. Rizzo

Re:	Fiesta Restaurant Group, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

Filed June 13, 2012

File No. 333-181050

Dear Ms. Rizzo:

Set forth below is the response on behalf of Fiesta Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 21, 2012 (the “Comment Letter”) concerning the referenced Amendment No. 1 to the Registration Statement on Form S-4 which was filed with the Commission on June 13, 2012. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

akerman.com

BOCA RATON	DALLAS	DENVER	FORT LAUDERDALE	JACKSONVILLE	LAS VEGAS	LOS ANGELES	MADISON	MIAMI	NAPLES

NEW YORK	ORLANDO	PALM BEACH	SALT LAKE CITY	TALLAHASSEE	TAMPA	TYSONS CORNER	WASHINGTON, D.C.

WEST PALM BEACH

Julie F. Rizzo

Securities and Exchange Commission

June 22, 2012

Exhibit 5.1

1.	We note your response to prior comment 2 and reissue. The language in first full paragraph on page 3 represents an inappropriate limitation on the scope of counsel’s opinion. Please have counsel revise accordingly.

Counsel has revised its opinion as requested by the Staff.

If you have any additional questions regarding our response or the revised Registration Statement on Form S-4, please feel free to call me (212-822-2240) or Wayne A. Wald (212-880-3841) of Akerman Senterfitt LLP, or Joseph A. Zirkman, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2333).

Sincerely,

/s/ Palash Pandya

Palash Pandya

cc:	Timothy P. Taft

Joseph A. Zirkman

Wayne A. Wald